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Musaffa
12,225 followers
3w • Edited • 🌐

☀️ Exciting News! Our next crowdfunding round is launching soon!

🚀 Don't miss your chance to reserve your shares now and be part of this incredible journey. Let's grow together!
🔗 Reserve your shares at Invest.musaffa.com ✅ now!

Alhamdulillah, we've raised $4M+ in our Seed Round, including nearly $1M from crowdfunding. We're ready to grow even bigger at an increased valuation. We also have a major platform update coming very soon, inshaAllah!

👥 Special perks for existing & early investors! Stay tuned for updates





NEXT CROWDFUNDING
LAUNCHING SOON!

Invest In Musaffa:
AI-Powered Fintech Company
Empowering Emerging Markets

Be Part Of The **$30 Trillion** Halal & Ethical Investing Revolution

$4M+ | **524**
Total Invested To Date | Number Of Investors

RESERVE SHARES NOW!

Musaffa.com
Halal Investment Research App!
⭐⭐⭐⭐⭐ 4.8 Ratings | 6,000+ Reviews

We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.

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Musaffa

December 29, 2024 at 1:01 PM · 🌐

☀️ Exciting News! Our next crowdfunding round is launching soon!

🚀 Don't miss your chance to reserve your shares now and be part of this incredible journey. Let's grow together!

🔗 Reserve your shares at **Invest.musaffa.com** now!

Alhamdulillah, we've raised $4M+ in our Seed Round, including nearly $1M from crowdfunding. We're ready to grow even bigger at an increased valuation. We also have a major platform update coming very soon, inshaAllah!

👥 Special perks for existing & early investors! Stay tuned for updates.

NEXT CROWDFUNDING
LAUNCHING SOON!

Invest In Musaffa:
AI-Powered Fintech Company
Empowering Emerging Markets

Be Part Of The **$30 Trillion** Halal
& Ethical Investing Revolution

$4M+
Total Invested To Date

524
Number Of Investors

RESERVE SHARES NOW!

Musaffa.com
Halal Investment Research App!
⭐⭐⭐⭐⭐ 4.8 Ratings | 6,000+ Reviews

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.

👍 1

👍 Like   💬 Comment   📞 Send   ↪ Share

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NEXT CROWDFUNDING
LAUNCHING SOON!
Invest In Musaffa:
AI-Powered Fintech Company
Empowering Emerging Markets
Be Part Of The $30 Trillion Halal
& Ethical Investing Revolution
$4M+
Total Invested To Date
524
Number Of Investors
RESERVE SHARES NOW!
Musaffa.com
Halal Investment Research App!
4.8 Ratings | 6,000+ Reviews
5:07
Musaffa Screener
Stock Screener
ETF Screener
Filter
Tesla Inc
Eli Lilly and Co
Broadcom Inc
Visa Inc
Exxon Mobil Corp
Home De
Procter & Gamble Co
Halal
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the Intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.
musaffa.fintech • Follow
musaffa.fintech Exciting News! Our next crowdfunding round is launching soon!
Don't miss your chance to reserve your shares now and be part of this incredible journey. Let's grow together!
Reserve your shares at Invest.musaffa.com now!
Alhamdulillah, we've raised $4M+ in our Seed Round, including nearly $1M from crowdfunding. We're ready to grow even bigger at an increased valuation. We also have a major platform update coming very soon, inshaAllah!
Special perks for existing & early investors! Stay tuned for updates.
Edited · 3w
bahauchiya Salam Alekum, why you don't operate in Africa please ? @musaffa.fintech
3w Reply
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musaffa.fintech @bahauchiya You could download
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December 29, 2024
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Musaffa
@Musaffa_Fintech

🌟 We're excited to announce that our next Crowdfunding will be launching soon!

Alhamdulillah, we've raised $4M+ in our Seed Round, including nearly $1M from crowdfunding. We're ready to grow even bigger at an increased valuation. We also have a major platform update coming very soon, inshaAllah!

👥 Special perks for existing & early investors! Stay tuned for updates
🔗 Reserve your shares at Invest.musaffa.com now!



NEXT CROWDFUNDING
LAUNCHING SOON!
Invest In Musaffa:
AI-Powered Fintech Company
Empowering Emerging Markets
Be Part Of The $30 Trillion Halal
& Ethical Investing Revolution
$4M+
Total Invested To Date
524
Number Of Investors
RESERVE SHARES NOW!
Musaffa.com
Halal Investment Research App!
4.8 Ratings | 6,000+ Reviews
Musaffa Screener
Halal
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.

1:01 PM · Dec 29, 2024 · **202** Views

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A global platform empowering emerging markets. Reserve your shares in our next crowdfunding!
Musaffa
4.8 Rating
6,000+ Reviews
INVEST IN MUSAFFA
AI-Powered Fintech Company
Be Part Of The $30 Trillion Halal & Ethical Investing Revolution
CROWDFUNDING
Launches January 2025!
$4M+
Total Invested To Date
524
Number Of Investors
RESERVE SHARES NOW!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the Intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.
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A Press Release on BusinessWire

Link to the Release:

https://www.businesswire.com/news/home/20250113058490/en/%C2%A0Musaffa-Raised-Over-4M-From-525-Investors-Across-50-Countries-and-Is-Set-to-Launch-a-New-Equity-Crowdfunding-Round-to-Revolutionize-Halal-and-Ethical-Investing-Globally

Musaffa Raised Over $4M From 525 Investors Across 50 Countries and Is Set to Launch a New Equity Crowdfunding Round to Revolutionize Halal and Ethical Investing Globally

January 22, 2025 09:00 AM Eastern Standard Time

NEW YORK--(BUSINESS WIRE)--Musaffa, the world's #1 Halal Investment Research Platform*, is preparing to launch a new equity crowdfunding round** to accelerate its growth and make halal and ethical investing more accessible worldwide.

"This next round will help us elevate our platform and reach millions more striving to invest with purpose."

X Post this

Since its launch, Musaffa has achieved significant milestones, raising over $3 million from 23 investors, including accredited investors. The company also raised nearly $1 million through equity crowdfunding ($987,011) from 502 investors across 50 countries, bringing its total seed funding to over $4 million. With customers already in more than 90 countries, the company is actively expanding its services globally to meet growing demand.

"Our mission is to empower values-driven investors with peace of mind, knowing their investments are always halal and ethical," said Dilshod Jumaniyazov, Co-founder & CEO of Musaffa. "This next round will help us elevate our platform and reach millions more striving to invest with purpose."

The global stock market is valued at an estimated $110 trillion, but only about $30 trillion aligns with Islamic and ethical principles. This leaves millions of values-driven investors — including 400 million Muslims worldwide — struggling to find investment opportunities that match their principles and beliefs.

Musaffa addresses this gap by providing a trusted platform where investors can access 100,000+ screened stocks and 3,000 ETFs for Islamic and ethical compliance, empowering them to build wealth without compromising their values. The company has also introduced halal trading functionality, allowing users to buy and sell stocks across several countries through its supported brokerage network.

Whether you're a Muslim investor seeking halal financial options or a values-driven investor committed to responsible wealth-building, Musaffa invites you to be part of a global movement transforming the future of values-driven investing.

Register your interest on the crowdfunding site to be among the first to join Musaffa's upcoming equity crowdfunding round, and help build a future where ethical investing is the norm, not the exception. As part of this crowdfunding campaign, the company is considering exclusive perks and bonus shares for early and major investors. More details will be shared soon**.

About Musaffa

Based in New York City, Musaffa is the world's #1 Halal Investment Research Platform*, empowering investors to make informed and confident financial decisions. The platform provides comprehensive tools to screen stocks and ETFs for compliance with Islamic principles and ethical standards, offers financial education resources, and enables users to invest in halal and ethical financial products through a simple and user-friendly interface.

Musaffa currently serves 490,000+ members from over 195 countries and is on a mission to make halal and values-driven investing accessible to millions worldwide.

Disclaimers:

* #1 Website: Per Pageviews for the months of December 2024 of Similarweb, Semrush and Similarsites in comparison to competitors

** Important Notice: No money or other consideration is being solicited at this time, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until Form C is filed with the SEC and offering information is made available. Any indication of interest involves no obligation or commitment of any kind.

Contacts
Richard Laermer
RLM PR

Musaffa

MUSAFFA

› More News 📶

Contacts
Richard Laermer
RLM PR
musaffa@rlmpr.com
212-741-5106 X 216

A News Article on Yahoo Finance

Link to the Article:

https://finance.yahoo.com/news/musaffa-raised-over-4m-525-140000587.html

bw businesswire

Musaffa Raised Over $4M From 525 Investors Across 50 Countries and Is Set to Launch a New Equity Crowdfunding Round to Revolutionize Halal and Ethical Investing Globally

Business Wire
Wed, January 22, 2025 at 9:00 AM EST · 3 min read

NEW YORK, January 22, 2025--(BUSINESS WIRE)--Musaffa, the world's #1 Halal Investment Research Platform*, is preparing to launch a new equity crowdfunding round** to accelerate its growth and make halal and ethical investing more accessible worldwide.

Since its launch, Musaffa has achieved significant milestones, raising over $3 million from 23 investors, including accredited investors. The company also raised nearly $1 million through equity crowdfunding ($987,011) from 502 investors across 50 countries, bringing its total seed funding to over $4 million. With customers already in more than 90 countries, the company is actively expanding its services globally to meet growing demand.

"Our mission is to empower values-driven investors with peace of mind,

"Our mission is to empower values-driven investors with peace of mind, knowing their investments are always halal and ethical," said Dilshod Jumaniyazov, Co-founder & CEO of Musaffa. "This next round will help us elevate our platform and reach millions more striving to invest with purpose."

The global stock market is valued at an estimated $110 trillion, but only about $30 trillion aligns with Islamic and ethical principles. This leaves millions of values-driven investors — including 400 million Muslims worldwide — struggling to find investment opportunities that match their principles and beliefs.

Musaffa addresses this gap by providing a trusted platform where investors can access 100,000+ screened stocks and 3,000 ETFs for Islamic and ethical compliance, empowering them to build wealth without compromising their values. The company has also introduced halal trading functionality, allowing users to buy and sell stocks across several countries through its supported brokerage network.

Whether you're a Muslim investor seeking halal financial options or a values-driven investor committed to responsible wealth-building, Musaffa invites you to be part of a global movement transforming the future of values-driven investing.

Register your interest on the crowdfunding site to be among the first to join Musaffa's upcoming equity crowdfunding round, and help build a future where ethical investing is the norm, not the exception. As part of this crowdfunding campaign, the company is considering exclusive perks and bonus shares for early and major investors. More details will be shared soon**.

About Musaffa

Based in New York City, Musaffa is the world's #1 Halal Investment

 

this crowdfunding campaign, the company is considering exclusive perks and bonus shares for early and major investors. More details will be shared soon**.

About Musaffa

Based in New York City, Musaffa is the world's #1 Halal Investment Research Platform*, empowering investors to make informed and confident financial decisions. The platform provides comprehensive tools to screen stocks and ETFs for compliance with Islamic principles and ethical standards, offers financial education resources, and enables users to invest in halal and ethical financial products through a simple and user-friendly interface.

Musaffa currently serves 490,000+ members from over 195 countries and is on a mission to make halal and values-driven investing accessible to millions worldwide.

Disclaimers:

* #1 Website: Per Pageviews for the months of December 2024 of Similarweb, Semrush and Similarsites in comparison to competitors

** **Important Notice:** No money or other consideration is being solicited at this time, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received until Form C is filed with the SEC and offering information is made available. Any indication of interest involves no obligation or commitment of any kind.

View source version on businesswire.com:

https://www.businesswire.com/news/home/20250113058490/en/

Contacts

Richard Laermer
RLM PR
musaffa@rlmpr.com
212-741-5106 X 216

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Musaffa
12,296 followers
5h • Edited •

🚀Musaffa Equity Crowdfunding Launches in 24 Hours!🚀

The wait is almost over!
We will have bonus shares for early investors, plus extra rewards for existing investors & premium app users

Don't miss out!
🔗Learn more: https://lnkd.in/gQmCym_3 ✅



Musaffa
4.8 Rating*
6,000+ Reviews
24
HOURS
TO GO
CROWD
FUNDING
Launching Jan 31st!
RESERVE SHARES NOW!
Stock Screener
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🚀Musaffa Equity Crowdfunding Launches in 24 Hours!🚀

The wait is almost over!
We will have bonus shares for early investors, plus extra rewards for existing investors & premium app users

Don't miss out!
🔗Learn more: https://invest.musaffa.com?utm_source=facebook&utm_medium=organic&utm_campaign=cf-2025

Musaffa
4.8 Rating*
6,000+ Reviews
24
HOURS
TO GO
CROWD
FUNDING
Launching Jan 31st!
RESERVE SHARES NOW!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through DealMaker's platform. Any indication of interest involves no obligation or commitment of any kind.
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Musaffa
4.8 Rating*
6,000+ Reviews
24
HOURS TO GO
CROWD FUNDING
Launching Jan 31st!
RESERVE SHARES NOW!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through DealMaker's platform. Any indication of interest involves no obligation or commitment of any kind.
*app store
musaffa.fintech • Follow
musaffa.fintech 🚀 Musaffa Equity Crowdfunding Launches in 24 Hours! 🚀
The wait is almost over!
We will have bonus shares for early investors, plus extra rewards for existing investors & premium app users
Don't miss out!
🔗 Learn more: invest.musaffa.com (link in the bio)
5h
doc_parray How do one invest from india
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5 hours ago
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Musaffa @Musaffa_Fintech · 5h

🚀Musaffa Equity Crowdfunding Launches in 24 Hours!🚀

The wait is almost over!
We will have bonus shares for early investors, plus extra rewards for existing investors & premium app users

Don't miss out!
🔗Learn more: invest.musaffa.com



Musaffa
4.8 Rating*
6,000+ Reviews
24
HOURS
TO GO
CROWD
FUNDING
Launching Jan 31st!
RESERVE SHARES NOW!
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through DealMaker's platform. Any indication of interest involves no obligation or commitment of any kind.
*app store

17

Email sent out to investors

Title: Musaffa in the News!

Assalamu Alaikum,

We're thrilled to announce that Musaffa has raised over **$4 million** from **525 investors** across **50 countries**, a significant step in our journey to revolutionize halal & ethical investing!

This incredible milestone has been covered by many influential platforms:



- **Yahoo Finance: Musaffa Raised Over $4M from 525 Investors Across 50 Countries**
- **Wealth Management: Musaffa's Vision for Ethical Investing**
- **Business Wire: How Muslims Use Fintech to Invest Ethically**
- **Podcast with Jason Hartman: Halal Investing Secrets for Non-Muslims & Muslims Alike**
- **Finovate: An Introduction to Islamic Finance with Musaffa's Dilshod Jumaniyazov**

As we gear up for our next equity crowdfunding round, we're deeply inspired by your trust and belief in our platform. Please follow us on Instagram, connect with us on LinkedIn, and visit our website!

We are launching our crowdfunding soon**!** Join 400+ people who have already reserved their shares! Secure your spot on our waitlist today.

[insert reserve your shares now button]

Watch an exclusive interview with our CEO, Dilshod Jumaniyazov, and Jason Hartman:


EMPOWERED INVESTOR
Dilshod Jumaniyazov
Jason Hartman
JH

Warm regards,

The Musaffa Team

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the Intermediary broker's platform. Any indication of interest involves no obligation or commitment of any kind.